Aetna Life Insurance and Annuity Company

                                   Endorsement


This Contract or Certificate is endorsed as follows.

The following provisions apply to a Contract which qualifies as an Individual Retirement Annuity under Internal Revenue Code (Code) Section 408(b). In the case of a conflict with any provision in the Contract, the provisions of this Endorsement control.

1. The Certificate Holder and the Annuitant must be the same person. Joint Certificate Holders are not permitted.

2. The Certificate Holder's Account and the Certificate Holder's rights under the Contract are not transferable. The Certificate Holder may not sell, assign, transfer, pledge or use as collateral for a loan or as security for the performance of an obligation or for any other purpose, his or her interest in the Contract to any person other than the issuer of the Contract.

3.   The Certificate Holder's entire interest in the Contract is nonforfeitable.

4. The Certificate Holder's Account is established for the exclusive benefit of the Certificate Holder or his or her Beneficiary(ies).

5. The Purchase Payment under this Contract must be a cash rollover amount under Code Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3). Aetna may
     require verification that a rollover amount qualifies as such under the Code. Payments to Simplified Employee Pension plans and annual deductible and nondeductible contributions to Individual Retirement Annuities are not accepted under the Contract.

6. The entire interest of the Certificate Holder will be distributed, or begin to be distributed, no later than the first day of April following the calendar year in which the Certificate Holder attains age 70-1/2 (required beginning date), over:

     (a) The life of the Certificate Holder, or the lives of the Certificate Holder and his or her designated Beneficiary, or

     (b) A period certain not extending beyond the life expectancy of the Certificate Holder or the joint and last survivor expectancy of the Certificate Holder and his or her designated Beneficiary.

     Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Question and Answer F-3 of Section 1.401(a)(9)-l of the Proposed Income Tax Regulations.


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     All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirements of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity option may not be recalculated.

7.   If distributions are to be made under the Systematic Withdrawal Option
     (SWO) after the required beginning date, a higher amount will be distributed in any year if required under the minimum distribution requirements of the Code. The minimum amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the Current Value as of December 31 of the prior year by the lesser of (1) the applicable life expectancy or (2) if the Certificate Owner's spouse is not the designated Beneficiary, the applicable divisor determined from the table set forth in Question and Answer 4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. For purposes of this determination, life expectancy for the initial distribution year will be calculated based on the applicable life expectancy from Table V or VI of Section 1.72-9 of the Income Tax Regulations. Distributions for any subsequent year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

8. During the Accumulation Period, the Certificate Holder may elect the Estate Conservation Option (ECO) to receive automatic annual withdrawals of the minimum distribution required under the Code. The annual distribution amount will be determined by dividing the Current Value as of December 31 of the prior year by the lesser of (1) the applicable life expectancy recalculated each year in accordance with Question and Answer E-8 of
     Section 1.401(a)(9)-l of the Proposed Income Tax Regulations, or (2) if the Certificate Holder's spouse is not the designated Beneficiary, the applicable divisor determined from the table set forth in Question and Answer 4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. For purposes of this determination, life expectancy for the initial distribution year will be calculated based on the applicable life expectancy from Table V or VI of Section 1.72-9 of the Income Tax Regulations.

     Aetna will not impose a Surrender Fee on any portion of the Current Value which is paid as an ECO distribution. The Surrender Fee will apply to any additional amounts withdrawn while ECO is in effect.

     The Certificate Holder may elect ECO beginning with the year he or she turns age 70 1/2, but not earlier than 12 months after receipt of the Purchase Payment, by submitting a properly completed election form to Aetna's Home Office. Aetna may require a minimum initial Current Value for the election of ECO.

     The Certificate Holder, or a spousal Beneficiary if ECO is elected after the Certificate Holder's death, may revoke ECO at any time by submitting a written request to Aetna's Home Office. If ECO is revoked, it may not begin again until 36 months have elapsed.


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9.   At the death of the Certificate Holder:

     (a) If the Certificate Holder dies on or after distribution of his or her interest has begun, the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Certificate Holder's death;

     (b) If the Certificate Holder dies before distribution of his or her interest begins, the death benefit payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Certificate Holder's death except to the extent that an election is made to receive distribution under an Annuity option in accordance with (i) or (ii) below.

          (i) Distributions to the Beneficiary may be made in installments over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died.

          (ii) If the Beneficiary is the Certificate Holder's surviving spouse, and distributions are to be made in accordance with (i) above, distributions must begin on or before the later of December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died or December 31 of the calendar year in which the Certificate Holder would have attained age
               70 1/2.

     A spousal Beneficiary may elect an Annuity option, SWO, ECO, a lump sum payment, or treat the Contract as his or her own IRA. An election to treat the Contract as his or her own will be deemed to have been made if such surviving spouse makes a rollover to or from such Contract, or fails to elect any of the above provisions.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity option may not be recalculated.

     Distributions under this section are considered to have begun if distributions are made on account of the Certificate Holder reaching the required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an Annuity option acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

     If SWO or ECO is in effect and the Certificate Holder dies before the required beginning date for minimum distributions, payments will cease and the Beneficiary may claim the death benefit in accordance with the terms of this Section.

     If SWO or ECO is in effect and the Certificate Holder dies after the required beginning date for minimum distributions, the Beneficiary may elect to continue payments, if permitted by Section 1.401(a)(9) of the Proposed Income Tax Regulations, or may claim the death benefit in accordance with the terms of this Section.


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10.  Aetna will furnish annual calendar year reports concerning the status of the Certificate Holder's Account.

11. After two full consecutive certificate years, and upon 90 days written notice to the Certificate Holder, Aetna may terminate the Certificate Holder's Account if the paid-up Annuity benefit at maturity would be less than $20 per month.





                                      /s/ Dan Kearney
                                      President
                                      Aetna Life Insurance and Annuity Company



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